UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MyoKardia, Inc.

(Name of Subject Company)

MyoKardia, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

62857M105

(CUSIP Number of Class of Securities)

Denelle J. Waynick

Chief Legal Officer

MyoKardia, Inc.

1000 Sierra Point Parkway

Suite 1300

Brisbane, California 94005

(650) 741-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Mitchell S. Bloom

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MyoKardia, Inc., a Delaware corporation (the “Company,” “MyoKardia,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on October 19, 2020.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Gotham Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent” or “Bristol Myers Squibb”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), at a price per share equal to $225.00, net to the seller of such shares of Company Common Stock in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 19, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the second paragraph under the heading “Opinion of the Company’s Financial Advisors – Opinion of Centerview Partners LLC – Summary of Centerview Financial Analysis – Discounted Cash Flow Analysis” on page 35 to read as follows:

“In performing this analysis, Centerview calculated a range of equity values for the shares of Company Common Stock by (a) discounting to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2020 and ending on December 31, 2045, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80.0% year-over-year in perpetuity, and (iii) tax savings from usage of the Company’s federal net operating losses of $351 million as of December 31, 2019 and the Company’s estimated future losses as provided by the Company management and (b) adding to the foregoing results the Company’s estimated net cash of $900 million as of September 30, 2020, as set forth in the Internal Data, and the present value of the estimated costs associated with future equity raises set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account approximately 53.3 million basic shares outstanding and the dilutive impact of 4.7 million outstanding in-the-money options with a weighted-average exercise price of $42.60, 0.9 million restricted stock units and 0.1 million performance stock units, based on information provided by the Company management) as of October 1, 2020 as set forth in the Internal Data, resulting in a range of implied equity values per share of Company Common Stock of $150.75 to $191.10, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $225.00 per share to be paid to the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.”

The following replaces in its entirety the fifth bullet of the second paragraph under the heading “Opinion of the Company’s Financial Advisors – Opinion of Guggenheim Securities, LLC – Summary of Financial Analyses – MyoKardia Change-of-Control Financial Analyses – MyoKardia Discounted Cash Flow Analysis” on page 43 to read as follows:

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“Guggenheim Securities converted the discounted cash flow equity value to per share equity value using diluted shares outstanding (based on treasury method and taking into account approximately 53.3 million basic shares outstanding and dilutive impact of 4.7 million outstanding in-the-money options with a weighted-average exercise price of $42.60, 0.9 million restricted stock units and 0.1 million performance stock units, each as provided and approved for Guggenheim Securities’ use by the Company’s senior management) at the respective per share equity values, as provided and approved for Guggenheim Securities’ use by the Company’s senior management.”

The following is added to the end of the section under the heading “Certain Prospective Financial Information” on page 49 immediately prior to the heading “Intent to Tender”:

“The following is a reconciliation of EBIT to net income for the periods presented based on the Management Projections:

Fiscal Year Ending December 31,
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
EBIT (1)	($275)	($470)	($476)	($363)	($307)	$26	$306	$688	$1,373	$2,034	$2,854	$3,593	$4,231
Net Interest Income / (Expense)	$9	$7	$4	$3	$4	$5	$7	$13	$23	$39	$58	$84	$115
Pre-Tax Income	($266)	($464)	($472)	($359)	($303)	$31	$313	$701	$1,397	$2,072	$2,912	$3,677	$4,346
Taxes Paid	—	—	—	—	—	—	($3)	($34)	($67)	($448)	($699)	($882)	($1,043)
Memo: % Tax Rate	N/A	N/A	N/A	N/A	N/A	N/A	1%	5%	5%	22%	24%	24%	24%
Net Income	($266)	($464)	($472)	($359)	($303)	$31	$310	$667	$1,330	$1,624	$2,213	$2,794	$3,303
(continued)
Fiscal Year Ending December 31,
($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
EBIT (1)	$4,627	$4,961	$5,195	$5,156	$5,250	$5,349	$1,227	$522	$381	$183	$117	$117	$26
Net Interest Income / (Expense)	$150	$189	$230	$273	$315	$359	$389	$401	$408	$414	$418	$422	$426
Pre-Tax Income	$4,778	$5,150	$5,426	$5,429	$5,566	$5,709	$1,617	$923	$789	$597	$536	$540	$452
Taxes Paid	($1,147)	($1,236)	($1,302)	($1,303)	($1,336)	($1,370)	($388)	($221)	($189)	($143)	($129)	($130)	($109)
Memo: % Tax Rate	24%	24%	24%	24%	24%	24%	24%	24%	24%	24%	24%	24%	24%
Net Income	$3,631	$3,914	$4,123	$4,126	$4,230	$4,339	$1,229	$701	$599	$454	$407	$410	$344

(1)

EBIT means operating profit or losses before interest and taxes. EBIT is a non-GAAP financial measure. Non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 5, 2020

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
Name:	T. Anastasios Gianakakos
Title:	President and Chief Executive Officer

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